UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

PIMCO Equity Series
Exact Name of Registrant

NOTIFICATION OF ELECTION

PIMCO Equity Series (the “Fund”), an open-end investment company registered with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the 1940 Act (the “Rule”). The Fund understands that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Fund has caused this Notification of Election to be duly executed on its behalf in the City of Newport Beach, in the State of California on the 31st day of March, 2010.

PIMCO Equity Series

		By:	/s/ Neel T. Kashkari

Neel T. Kashkari
President

Attest:	/s/ J. Stephen King, Jr.

J. Stephen King, Jr. Secretary